Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Revett Minerals Inc.:

We consent to the incorporation by reference in the registration statement (No. 333 163225) on Form S-8 of Revett Minerals Inc. of our reports dated March 11, 2013, with respect to the consolidated balance sheets of Revett Minerals Inc. as of December 31, 2012 and 2011 and the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for the two-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 10 K of Revett Minerals Inc.

/s/ KPMG LLP

Boise, Idaho

March 11, 2013